SAMSUNG
ELECTRONICS

SAMSUNG EL
SAMSUNG Main Bld
250, 2-Ka, Taepyung-
Seoul,100-742
Korea
TEL : 727-7721 , FAX : 727-

October 18, 2002

02055506

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

Re: Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Jin Hyuk Park of Simpson Thacher & Bartlett, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2514-7665. Thank you.

Very truly yours,

Daniel Kim

Samsung Electronics
Investor Relations Team

dlw 10/28

Earnings Release 3Q 2002
Samsung Electronics
October 2002

Disclaimer

The following material was prepared for the purpose of discussions with Samsung Electronics Co., Ltd.(SEC)s investors only and has been prepared based on information currently available to the management of SEC.

Some of the information and data in the material have been prepared based on assumptions. There can be no assurance that the assumptions used by SEC are correct and even if they are, that the effect of such assumptions on SECs business and results of operations will be as projected.

Therefore, SEC will not be responsible for individual investment decisions based solely upon this material.

Sales and Profit

(Unit : Trillion KRW)	**Q3 02**	**Q2 02**	**Growth (%)**
Sales	9.92	9.94	-0.1%
Domestic	2.85	3.07	-7.0%
Export	7.07	6.87	3.0%
Profit			
Pre-tax Profit	2.19	2.43	-9.9%
Net Profit	1.73	1.92	-10.0%

Sales by Division

(Unit : Trillion KRW)	**Q3 02**	*(Weight)*	Q2 02	*(Weight)*	Growth (%)
Semiconductor	**3.10**	**(31%)**	3.24	*(33%)*	-4.4%
Memory	1.96	(19.7%)	1.87	*(18.8%)*	4.8%
TFT-LCD	0.70	(7.1%)	0.94	*(9.5%)*	-25.3%
System LSI	0.44	(4.4%)	0.43	*(4.3%)*	1.3%
Telecommunication	**3.26**	**(33%)**	2.77	*(28%)*	*18.0%*

Wireless Handsets	2.92	(29%)	2.36	*(24%)*	*24.0%*
Digital Media	**2.37**	**(24%)**	2.44	*(24%)*	*-3.2%*
Home Appliance	**0.78**	**(8%)**	1.07	*(11%)*	*-26.8%*
Total	**9.92**	**(100%)**	9.94	*(100%)*	*-0.1%*

Operating Profit by Division

(Unit: Trillion KRW)	**Q3 02**	***(PM)***	Q2 02	*(PM)*	*PM* ***Change***
Semiconductor	**0.88**	**(28.5%)**	1.07	*(33.0%)*	*-4.5%*point
Telecommunication	**0.88**	**(26.8%)**	0.61	*(22.0%)*	*4.8%*point
Digital Media	**0.06**	**(2.5%)**	0.15	*(6.3%)*	*-3.8%*point
Home Appliance	**-0.03**	**(-3.7%)**	0.09	*(8.4%)*	*-12.1%*point
Total	**1.77**	**(17.8%)**	1.87	*(18.8%)*	*-1.0%*point

Financial Analysis

(Unit: Trillion KRW)	**End of Sept. 02**	End of June 02	Change
Assets	**32.51**	**31.64**	**0.87**
Liabilities	**8.91**	**8.94**	**-0.03**
(Debt)	*(1.98)*	*(2.34)*	*(-0.36)*
Shareholders Equity	**23.60**	**22.70**	**0.90**
(Paid-in Capital)	*(0.89)*	*(0.88)*	*(0.01)*
Debt / Equity Ratio	***38%***	***39%***	***-1%*****point**
Net Debt / Equity Ratio	***-19%***	***-16%***	***-3%*****point**
R O E*	**30%**	**35%**	**-5%point**
Profitability (NI/Sales)	0.17	0.19	-0.02
Asset Turnover (S/A)	1.24	1.30	-0.06
Leverage (A/E)	1.39	1.38	0.01

* *Annualized*

Debt Outstanding

(Unit: Trillion KRW)	**End of Sept. 02**	End of June 02	Change
Parent	**1.98**	**2.34**	**-0.36**
Won Denominated	1.02	1.02	-
F/C Denominated	0.96	1.32	-0.36
(Billion US$)	*($0.77)*	*($1.06)*	*(-$0.29)*
Overseas Subsidiaries	**1.66**	**1.70**	**-0.04**
(Billion US$)	*($1.36)*	*($1.41*	*(-$0.05)*
Total	**3.64**	**4.04**	**-0.40**

Profitability Analysis

(Unit: Trillion KRW)	**Q3 02**	Q2 02	Growth (Change)
Sales	**9.92**	9.94	-0.1%
Gross Profit	**3.27**	3.42	-4.6%
(%)	*(33%)*	*(35%)*	*(-2%point)*
SG & A	***1.50***	*1.55*	*-3.5%*
(%)	*(15%)*	*(16%)*	*(-1%point)*
Operating Profit	**1.77**	1.87	-5.6%
(%)	*(18%)*	*(19%)*	*(-1%point)*
Pre-Tax Profit	**2.19**	2.43	-9.9%
(%)	*(22%)*	*(24%)*	*(-2%point)*
Net Profit	**1.73**	1.92	-10.0%
(%)	*(17%)*	*(19%)*	*(-2%point)*